Exhibit 2

The Reporting Persons engaged in the following transactions in shares of Common Stock of the Company during the past 60 days. All transactions involved purchases of shares on the Nasdaq National Market System. The price set forth for each day is the average price per share paid or received by the Reporting Persons for the applicable shares of Common Stock on such day.

Date	Type	Price	Shares
5/11/2006	Purchase	19.1094	8,299

5/12/2006	Purchase	18.8206	8,000

5/15/2006	Purchase	18.65	2,000

5/16/2006	Purchase	18.6135	800

6/13/2006	Sale	11.9228	97,873

6/14/2006	Sale	9.3436	1,100

6/15/2006	Sale	10.7409	67,100